FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 03, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On March 23, 2008 the Board of Directors of Wimm-Bill-Dann Foods made the decision to establish the following branch-offices:

1. In Sochi (Krasnodar region) – full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Sochi; brief title: Sochi affiliate of WBD Foods OJSC.

2. In Izhevsk (Rebublic of Udmurtiya) – full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Izhevsk; brief title: Izhevsk affiliate of WBD Foods OJSC.

3. In Pervouralsk (Sverdlovsk region) – full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Pervouralsk; brief title: Pervouralsk affiliate of WBD Foods OJSC.

4. In Angarsk (Irkutsk region) – full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Angarsk; brief title: Angarsk affiliate of WBD Foods OJSC.

5. In Anna (Voronezh region) – full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Anna; brief title: Anna affiliate of WBD Foods OJSC.

6. In Nazarovo (Krasnoyarsk region) – full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Nazarovo; brief title: Nazarovo affiliate of WBD Foods OJSC.

7. In Chermoshnoi village (Kursk region) – full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Chermoshnoi; brief title: Chermoshnoi village affiliate of WBD Foods OJSC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: April 03, 2008